Exhibit 3.1

AMENDMENT

TO THE BYLAWS OF

SIZELER PROPERTY INVESTORS, INC.

By resolutions adopted by the Board of Directors of Sizeler Property Investors, Inc. (the "Corporation"), on April 22, 2005, the Board of Directors authorized the following amendment to the Corporation's Bylaws, as amended:

Section 1 of Article II, as amended, is to be deleted in its entirety and replaced by the following:

Section 1. ANNUAL MEETING

The Corporation shall hold an annual meeting of its stockholders to elect directors and transact any other business within its powers, either at 11:00 a.m. on the last Thursday of September in each year if not a legal holiday, or at such other time on such other day falling on or before the 30th day thereafter as shall be set by the Board of Directors. Except as the Charter or statute provides otherwise, any business may be considered at an annual meeting without the purpose of the meeting having been specified in the notice. Failure to hold an annual meeting does not invalidate the Corporation's existence or affect any otherwise valid corporate acts.

The foregoing is certified as an amendment to the Bylaws of the Corporation, adopted by a majority of the Board of Directors effective as of April 22, 2005.

/s/ James W. Brodie
James W. Brodie, Secretary
April 25, 2005